Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 12, 2019

Relating to Preliminary Prospectus Supplement dated June 10, 2019 and Prospectus dated June 10, 2019

Registration No. 333-232049

FREE WRITING PROSPECTUS DATED JUNE 12, 2019

3,500,000 Shares

Common Stock

$73.50 per share

This free writing prospectus relates to the offering of 3,500,000 shares of the common stock of Chart Industries, Inc. and should be read together with the prospectus dated June 10, 2019 (the “Prospectus”) included in our Registration Statement on Form S-3 (File No. 333-232049), as supplemented by the preliminary prospectus supplement dated June 10, 2019 related to this offering (the “Preliminary Prospectus Supplement”). The following information supplements and amends the information contained in the Prospectus and the Preliminary Prospectus Supplement and supersedes the information contained therein to the extent inconsistent herewith. Other information contained in the Prospectus and the Preliminary Prospectus Supplement is deemed to have been correspondingly changed to the extent affected by the changes herein.

Price to public:	$73.50 per share

Pricing date:	June 12, 2019

Closing date:	June 14, 2019

Common stock offered by us:	3,500,000 shares

Over-allotment option:	525,000 shares

Use of proceeds:

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $248.8 million, or $286.3 million if the underwriters’ option to purchase additional shares is exercised in full.

The following table sets forth our estimated sources and uses of funds in connection with the Acquisition. The actual sources and uses of funds may vary from the estimated sources and uses of funds in the table and accompanying footnotes set forth below. You should read the following together with the information included under the heading “The Acquisition and Related Financing Transactions” and “Unaudited Pro Forma Condensed Financial Information” included in the Prospectus Supplement.

(in millions)
Sources of Funds		Uses of Funds
Shares offered hereby(1)	$257.3	Acquisition consideration	$592.0
New Term Loan Facility	450.0	Refinancing of existing indebtedness	318.0
New Revolving Credit Facility (2)	229.4	Estimated fees and expenses (3)	26.7

Total sources of funds	$936.7	Total uses of funds	$936.7

(1) Assumes the issuance of 3,500,000 shares of our common stock at a price to the public of $73.50 per share, the price to the public set forth above.

(2)   Assuming successful completion of this offering, we expect that the New Revolving Credit Facility will provide for aggregate borrowings of up to $550.0 million. After giving pro forma effect to the consummation of the Acquisition and this offering, we expect that the Company will have approximately $320.6 million of availability under the New Revolving Credit Facility (or approximately $358.0 million if the underwriters’ option to purchase additional shares is exercised in full). To the extent that the gross proceeds of this offering are less than $257.3 million, we will correspondingly increase the amount drawn under our New Revolving Credit Facility on a dollar for dollar basis.

(3)   Consists of our estimate of fees and expenses associated with the Acquisition and the associated financing transactions, including placement fees, arranging fees and other financing fees and other transaction costs and advisory and professional fees, including underwriting discounts and commissions payable on the shares offered hereby.

Pro Forma Interest Expense:

For the year ended December 31, 2018 and the three months ended March 31, 2019, pro forma interest expense would have been $29.4 million and $7.3 million, respectively, after giving effect to the Transactions, assuming the underwriters’ option to purchase additional shares is exercised in full. If the underwriters’ option to purchase additional shares is not exercised, additional borrowings under the New Revolving Credit Facility would result in an increase in pro forma interest expense of $1.9 million and $0.5 million for the year ended December 31, 2018 and the three months ended March 31, 2019, respectively. See “Unaudited Pro Forma Condensed Financial Information” included in the Prospectus Supplement.

The weighted-average interest rate on the New Term Loan Facility and the New Revolving Credit Facility is expected to be 4.59%, based upon current market interest rates as of March 31, 2019. The actual financing and terms of the financing will be subject to market conditions. A 1/8% change in interest rates on the debt to be incurred as part of the Transactions would result in a change in interest expense of approximately $0.8 million annually.

CHART INDUSTRIES, INC. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS SUPPLEMENT FOR THIS OFFERING, THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, COPIES OF THE PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED FROM J.P. MORGAN SECURITIES LLC, ATTENTION: BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, OR BY TELEPHONE: 1-866-803-9204, OR CREDIT SUISSE SECURITIES (USA) LLC, ATTENTION: PROSPECTUS DEPARTMENT, ELEVEN MADISON AVENUE, NEW YORK, NEW YORK, 10010, TELEPHONE: 1-800-221-1037, OR E-MAIL: USA.PROSPECTUS@CREDIT-SUISSE.COM, OR MORGAN STANLEY & CO. LLC, ATTN: PROSPECTUS DEPARTMENT, 180 VARICK STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014.